Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this “Amendment”), dated October 21, 2022, is entered into by and among Isoray, Inc., a Delaware corporation (the “Acquirer”), Isoray Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Acquirer (“Merger Sub”), Viewpoint Molecular Targeting, Inc., a Delaware corporation (the “Target Company”), and Cameron Gray, as the representative of the Owners (the “Owners’ Representative”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned thereto in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Acquirer, Merger Sub, the target Company, and the Owners’ Representative entered into that certain Agreement and Plan of Merger, dated as of September 27, 2022 (the “Merger Agreement”);

WHEREAS, the Parties hereto desire to amend the Merger Agreement;

WHEREAS, the Board of Directors of Acquirer has determined it is in the best interests of Acquirer and its stockholders to increase the number of shares of common stock the Acquirer is authorized to issue to 750,000,000 shares instead of 400,000,000 shares as set forth in the Merger Agreement to provide the potential availability of shares for future capital raises as needed to finance the business of the combined company; and

WHEREAS, the Parties desire to amend the Merger Agreement further to clarify that the approval of the Merger Agreement by the stockholders of Acquirer is not required.

NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Acquirer, Merger Sub, Target Company, and the Owners’ Representative hereby agree as follows:

1.    Amendment of Recitals. Recital H of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“The Board of Directors of the Acquirer, having determined that the Merger is fair and advisable to, and in the best interests of Acquirer and its stockholders, has determined to recommend that the stockholders of the Acquirer adopt, authorize and approve this Agreement in accordance with the DGCL and in conjunction therewith intends to amend its Certificate of Incorporation to increase its authorized capital stock to 750,000,000 shares.”

2.    Amendment of Section 5.8(a). The last sentence of Section 5.8(a0 shall be deleted in its entirety and replaced with the following:

“Immediately prior to Closing, Acquirer will amend its Certificate of Incorporation and have not less than Seven Hundred Fifty Million (750,000,000) shares of authorized capital stock which will be a sufficient amount to consummate the Transactions.”

3.    Amendment of Section 7.2(b). Section 7.2(b) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

(b)

“Without limitation, in the Proxy Statement, the Acquirer shall seek, in accordance with the Certificate of Incorporation and applicable securities laws, rules and regulations, including the DGCL and rules and regulations of NYSE American, from the holders of the Acquirer Common Stock: (A) approval, for purposes of complying with applicable listing rules of the NYSE American, of the issuance of 136,545,112 shares of Acquirer Common Stock as provided for herein in connection with the consummation of the Transactions, (B) approval to amend the Certificate of Incorporation of Acquirer to increase the number of shares of authorized Acquirer Common Stock to 750,000,000, (C) approval to increase the number of shares reserved for issuance under the Acquirer Plan to 46,000,000, and (D) approval to obtain any and all other approvals necessary or advisable to effect the consummation of the Transactions (including a proposal to adjourn any meeting at which approval of the Acquirer Proposals (as defined below) for the purposes of soliciting additional proxies to approve the Acquirer Proposals, if necessary, the proposals set forth in the forgoing clauses (A) through (D), are referred to as the “Acquirer Proposals”)..

4.    Amendment to Exhibit C. Exhibit C shall be deleted in its entirety and replaced with the following:

ARTICLE 4 shall be amended to increase the total number of shares of all classes of stock which the Corporation shall have authority to issue from Two Hundred Seven Million (207,000,000) to Seven Hundred Fifty Seven Million (757,000,000) and increase the total number of shares of Common Stock, par value one-tenth of one cent ($0.001) per share, the Corporation is authorized to issue from Two Hundred Million (200,000,000) to Seven Hundred Fifty Million (750,000,000).

5.    Merger Agreement Otherwise Unchanged. Except as expressly provided herein, the Merger Agreement shall remain unchanged and in full force and effect. Each reference to “this Agreement” or “the Merger Agreement” and words of similar import in the Merger Agreement and in the agreements and other documents contemplated by the Merger Agreement shall be a reference to the Merger Agreement, as amended hereby, and as the same may be further amended, restated, supplemented and otherwise modified and in effect from time to time.

6.    Governing Law; Jury Trial. This Amendment shall be governed by and interpreted in accordance with the same laws and in the same manner as the Merger Agreement and Section 12.7 of the Merger Agreement is incorporated herein by reference, mutatis mutandis.

7.    Miscellaneous. This Amendment shall be binding upon and inure to the benefit of each party to the Merger Agreement and its successors and permitted assigns. The headings in this Amendment are for reference only and shall not affect the meaning or interpretation of this Amendment. This Amendment may be executed in counterparts, each of which is deemed an original, but all of which constitute one and the same instrument. Delivery of an executed counterpart of this Amendment electronically, via email or .pdf, or by facsimile shall be effective as delivery of an original executed counterpart of this Amendment

* * * * *

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date and year first set forth above.

ACQUIRER:

ISORAY, INC., a Delaware corporation

By:	/s/ Lori A. Woods
Name:	Lori A. Woods
Title:	Chief Executive Officer

MERGER SUB:

ISORAY ACQUISITION CORP., a Delaware corporation

By:	/s/ Lori A. Woods
Name:	Lori A. Woods
Title:	Chief Executive Officer

OWNERS’ REPRESENTATIVE:

By:	/s/ Cameron Gray
Name:	Cameron Gray

TARGET COMPANY:

VIEWPOINT MOLECULAR TARGETING, INC., a Delaware corporation

By:	/s/ Thijs Spoor
Name:	Thijs Spoor
Title:	CEO